Exhibit 99.1

GasLog Partners LP Announces Pricing of its Public Offering of 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units

MONACO, January 9, 2018 — GasLog Partners LP (“GasLog Partners”, the “Partnership” or “we”) (NYSE: GLOP) announced today that it has priced its public offering of 4,000,000 units of its 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units, liquidation preference $25.00 per unit (the “Series B Preference Units”) at a price to the public of $25.00 per unit.  The underwriters have a 30-day option to purchase up to 600,000 additional Series B Preference Units from the Partnership.  The Partnership intends to file an application to list the Series B Preference Units on the New York Stock Exchange.  The offering is expected to close on or about January 17, 2018.

The net proceeds from the offering after deducting underwriting discounts and commissions are expected to be approximately $97,016,950.  The Partnership plans to use the net proceeds from the public offering for general partnership purposes, which may include future acquisitions, debt repayment, capital expenditures and additions to working capital.  We currently expect that this will include future acquisitions from GasLog Ltd., our parent (“GasLog”).

Morgan Stanley, UBS Investment Bank, Stifel and Citigroup are acting as joint book-runners for the offering and Credit Suisse is acting as co-manager for the offering.

The offering is being made only by means of a prospectus.  A copy of the preliminary prospectus relating to the offering may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, telephone: 1-866-718-1649, UBS Securities LLC, Attention: Prospectus Specialist, 1285 Avenue of the Americas, New York, New York 10019, telephone: (888) 827-7275, Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate Department, One South Street, 15th Floor, Baltimore, MD 21202, telephone: (855) 300-7136, email: syndprospectus@stifel.com and Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on October 10, 2017.  This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of twelve LNG carriers with an average carrying capacity of approximately 154,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission, or the “SEC”, other information sent to our security holders, and other written materials. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•        general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•        fluctuations in charter hire rates and vessel values;

•        changes in our operating expenses, including crew wages, dry-docking and insurance costs and bunkers costs;

•      number of off-hire days, dry-docking requirements;

•        planned capital expenditures and availability of capital resources to fund capital expenses;

•      our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter commitments, including the risk that our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•      our ability to enter into time charters with new and existing customers;

•      continued low prices for crude oil and petroleum products and natural gas;

•      our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•        changes in the ownership of our charterers;

•        our customers’ performance of their obligations under our time charters and other contracts;

•        our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

•        our ability to purchase vessels from GasLog in the future;

•        our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into on April 3, 2017 and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•        future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•        the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•        risks inherent in ship operation, including the discharge of pollutants;

•        GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•        potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•        potential liability from future litigation;

•        our business strategy and other plans and objectives for future operations;

•        any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•        other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 13, 2017 and the prospectus supplement filed with the SEC on January 9, 2018, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: jnelson@gaslogmlp.com